11016467

D.G. 3/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED FEB 28 2011 Wash., DC

SEC FILE NUMBER
8- 38186

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-10 MM/DD/YY AND ENDING 12-31-10 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fund Investors, Inc.

NOTARIAL SEAL
WENDY KERCH
Notary Public
PORTAGE TOWNSHIP, CAMBRIA COUNTY
My Commission Expires Feb 3, 2012

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

636 Scalp Avenue
(No. and Street)

Johnstown (City) PA (State) 15904 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patrick E. Long (814) 269-4890
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wessel & Company
(Name – *if individual, state last, first, middle name*)

215 Main Street (Address) Johnstown (City) PA (State) 15901 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15

OATH OR AFFIRMATION

I, Patrick E. Long, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FUND INVESTORS, INC., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
WENDY KERCH
Notary Public
PORTAGE TOWNSHIP, CAMBRIA COUNTY
My Commission Expires Feb 3, 2012

Peter E Long
Signature

President/Principal
Title

Wendy Kerch
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FUND INVESTORS, INC.

Audited Financial Statements
December 31, 2010 and 2009

FUNDS INVESTORS, INC.
TABLE OF CONTENTS
DECEMBER 31, 2010 AND 2009

	PAGE
Table of Contents	1
Independent Auditor's Report	2
Statements of Financial Condition	3
Statements of Operations	4
Statements of Changes in Shareholders' Equity	5
Statements of Cash Flows	7
Notes to Financial Statements	8
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (Schedule A)	15
Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5	17

WESSEL & COMPANY
A PROFESSIONAL CORPORATION

215 Main Street
Johnstown, PA 15901
814-536-7864
Fax: 814-535-4332
www.wesselcpa.com

INDEPENDENT AUDITOR'S REPORT

February 25, 2011

To the Shareholder
Fund Investors, Inc.
Johnstown, PA

We have audited the accompanying statements of financial condition of Fund Investors, Inc.(the Company), as of December 31, 2010 and 2009, and the related statements of operations, changes in shareholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fund Investors, Inc. at December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule A is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wessel + Company

Wessel & Company
Certified Public Accountants

FUND INVESTORS, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS		
Current Assets		
Cash & cash equivalents	$ 14,345	$ 13,466
Accounts receivable	1,449	2,932
Securities owned, at estimated fair value (Note 2 & 3)	7,119	5,946
Prepaid expenses	2,799	2,963
Total Current Assets	25,712	25,307
Equipment, net of accumulated depreciation (Note 1)	-	-
Total Assets	$ 25,712	$ 25,307
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Commissions payable	$ 448	$ 1,665
Total Current Liabilities	448	1,665
Deferred income tax liability (Note 7)	898	622
Shareholders' Equity		
Common stock - $10 par value, 100,000 shares authorized, 600 shares issued and outstanding	6,000	6,000
Unrealized gain/(loss) on investments, net of deferred taxes	2,921	2,024
Retained earnings	15,445	14,996
Total Shareholders' Equity	24,366	23,020
Total Liabilities and Shareholders' Equity	$ 25,712	$ 25,307

See Independent Auditor's Report and
Accompanying Notes to Financial Statements

FUND INVESTORS, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Revenues		
Commissions	$ 183,817	$ 153,997
Interest income	-	21
Total Revenues	183,817	154,018
Expenses		
Payroll	42,922	35,463
Payroll taxes and benefits	20,130	17,178
Commissions	103,531	86,430
Rent	6,600	6,600
Dues, licenses and fees	5,580	6,392
Utilities	2,869	2,364
Supplies	1,736	733
Total Expenses	183,368	155,160
Income Before Provision for Income Taxes	449	(1,142)
Provision/(Benefit) for Income Taxes (Note 7)		
Current provision/(benefit)	-	-
Total Provision/(Benefit) for Income Taxes	-	-
Net Income	$ 449	$ (1,142)

See Independent Auditor's Report and
Accompanying Notes to Financial Statements

FUND INVESTORS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock	Net Unrealized Gains/(Losses)	Retained Earnings	Total Shareholders' Equity
Balance - Beginning of Year	$ 6,000	$ 2,024	$ 14,996	$ 23,020
Unrealized gain/(loss) on securities, net	-	897	-	897
Dividends paid	-	-	-	-
Net Income/(Loss)	-	-	449	449
Balance - End of Year	$ 6,000	$ 2,921	$ 15,445	$ 24,366

See Independent Auditor's Report and
Accompanying Notes to Financial Statements

FUND INVESTORS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Net Unrealized Gains/(Losses)	Retained Earnings	Total Shareholders' Equity
Balance - Beginning of Year	$ 6,000	$ 3,147	$ 26,138	$ 35,285
Unrealized gain/(loss) on securities, net	-	(1,123)	-	(1,123)
Dividends paid	-	-	(10,000)	(10,000)
Net Income/(Loss)	-	-	(1,142)	(1,142)
Balance - End of Year	$ 6,000	$ 2,024	$ 14,996	$ 23,020

See Independent Auditor's Report and
Accompanying Notes to Financial Statements

FUND INVESTORS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Cash Flows from Operating Activities:		
Net Income/(Loss)	$ 449	$ (1,142)
Adjustments to reconcile net income to cash provided by/(used in) operating activities:		
Change in assets and liabilities:		
Accounts receivable	1,483	(1,553)
Prepaid expenses	164	(118)
Accounts payable	(1,217)	1,164
Income taxes payable	-	(54)
Total adjustments	430	(561)
Net Cash Provided By/(Used In) Operating Activities	879	(1,703)
Cash Flows from Financing Activities:		
Dividends paid	-	(10,000)
Net Cash (Used In) Financing Activities	-	(10,000)
Net Increase/(Decrease) in Cash and Cash Equivalents	879	(11,703)
Cash and Cash Equivalents - Beginning of Year	13,466	25,169
Cash and Cash Equivalents - End of Year	$ 14,345	$ 13,466

Supplemental Disclosures:

Accounting Policies Note

The Company considers all highly liquid investments with a maturity of three (3) months or less when purchased to be "cash equivalents".

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

	2010	2009
Income taxes	$ -	$ 300

See Independent Auditor's Report and
Accompanying Notes to Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Fund Investors, Inc.(the Company) is a broker dealer registered with the Financial Industry Regulatory Authority (FINRA). It is a Pennsylvania corporation engaged in the sale of mutual fund shares. The Company does not hold customer accounts.

Basis of Accounting and Use of Estimates

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America under the accrual basis of accounting which generally records items under historical costs and sometimes requires the use of estimates and assumptions. The accrual basis of accounting records revenue in the period in which earned rather than when received and records expenses in the period in which incurred rather than when paid. The estimates and assumptions used could affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period

Commission Recognition

Commissions earned on new accounts are recorded on trade date with appropriate receivable being accrued. Commissions paid to registered representatives on new accounts are accrued at the time of application.

Recurring commissions from direct customer deposits as well as maintenance fees from mutual fund families are recorded when received since they are not readily identifiable. Corresponding commissions payable to registered representatives are not recorded until the commission is received.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks, and all highly liquid investments with an original maturity of three months or less. At December 31, 2010 and 2009, the Company had no cash equivalents.

Accounts Receivable

Accounts receivable represent commissions earned. No allowance has been provided based on historical collection results and management's judgment of collectibility.

Computers and Equipment

Computers and equipment are recorded at cost and depreciated over their estimated useful lives of three to five years on a straight-line basis for financial statement purposes.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, Income Taxes, which requires the Company to record income tax expense on the liability method. Current expense represents the estimated tax obligation per the income tax return, and deferred expense represents the change in the estimated future tax effects of temporary differences and carryforwards. Deferred tax assets and liabilities are computed by applying enacted income tax rates to the expected reversals of temporary differences between financial reporting and income tax reporting, and by considering carryforwards for operating losses and tax credits. The Company provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

On January 1, 2009, the Company adopted FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, as codified in FASB ASC 740-10. The codified interpretation requires the Company to evaluate tax positions taken and determine whether it is more-likely-than-not that the tax position will be sustained upon examination based on the technical merits of the position. The Company has performed an evaluation and has determined there are no material unrecognized tax positions or uncertain tax positions that meet the reporting and disclosure provisions of FIN 48. The Company records tax penalties and interest as they occur. For the year ended December 31, 2010, the Company incurred no tax penalty or interest costs.

Concentrations of Credit Risk

The Company is engaged in the sale of mutual fund shares for which it receives commissions. Future income of the corporation is dependent upon the fee structure as approved by the various fund families with which the Company maintains sales agreements.

Subsequent Events

Subsequent events were considered through February 25, 2011.

Fair Value of Financial Instruments

Certain financial instruments are required to be recorded at fair value. The estimated fair values of such financial instruments (including cash and cash equivalents, certain debt instruments, and other assets and liabilities) have been valued using market or cost information where appropriate. Changes in assumptions or estimation methods could affect the fair value estimates. However, management does not believe any such changes would have a material impact on the financial condition, results of operations or cash flows of the Company. Financial instruments, including cash and cash equivalents, other assets

and short-term and long-term debt, are carried at cost, which approximates fair value.

Accounting Policy Changes

In fiscal year 2010, the Organization adopted Financial Accounting Standards Board (FASB) ASC 450-20 guidance on subsequent events. This guidance had no material effect on these financial statements but required an additional note disclosure.

In June 2009, the FASB replaced *The Hierarchy of Generally Accepted Accounting Principles,* with *FASB Accounting Standards Codification* (The Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. The Codification was effective for financial statements issued for periods ending after September 15, 2009.

Reclassifications

Certain accounts in prior-year financial statements have been reclassified for comparative purposes to conform to the presentation in the current-year financial statements.

NOTE 2 - SECURITIES OWNED

In April 2000, Fund Investors, Inc. purchased 300 shares of common stock in "The NASDAQ Stock Market, Inc.", a private placement. These shares are carried at fair value.

The following is a summary of investments by major security type for December 31, 2010:

	Carrying Value	Fair Value	Unrealized Gains/(Loss)
NASDAQ Stock Market, Inc.	$ 3,300	$ 7,119	$ 3,819
Less deferred taxes (see Note 7)			(898)
Amount shown in stockholders' equity			$ 2,921

The following is a summary of investments by major security type for December 31, 2009:

	Carrying Value	Fair Value	Unrealized Gains/(Loss)
NASDAQ Stock Market, Inc.	$ 3,300	$ 5,946	$ 2,646
Less deferred taxes (see Note 7)			(622)
Amount shown in stockholders' equity			$ 2,024

NOTE 3 - FAIR VALUE MEASUREMENTS

FASB ASC 820, *Fair Value Measurements,* as codified by the Financial Accounting Standards Board, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes valuation techniques used to measure fair value into three broad levels:

- *Level 1 investments* - Valuation based on unadjusted quoted prices within active markets for identical assets accessible by Fund Investors.

- *Level 2 investments* - Valuation based on quoted market prices for similar assets within active or inactive markets or information other than quoted market prices observable through market data for substantially the full term of the asset. As of December 31, 2010 and 2009, the level 2 investments consist of money market funds.

- *Level 3 investments* - Valuation based on inputs other than quoted market prices that reflect assumptions about the asset that market participants would use when performing the valuation based on the best information available in the circumstances. Fund Investors has no such investments.

Fair values of assets measured on a recurring basis at December 31, 2010 and 2009 are as follows:

	Fair Value Measurements at Reporting Date Using			
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2010				
Cash and cash equivalents – money market funds	$ 7,722	$ ---	$ 7,722	$ ---
NASDAQ common stock	7,119	7,119	---	---
Total	$ 14,841	$ 7,119	$ 7,722	$ ---

December 31, 2009

Cash and cash equivalents – money market funds	$ 7,722	$ ---	$ 7,722	$ ---
NASDAQ common stock	5,946	5,946	---	---
Total	$ 13,668	$ 5,946	$ 7,722	$ ---

NOTE 4 - CAPITAL STOCK

The authorized, issued, and outstanding shares of capital stock at December 31, 2010 and 2009, were as follows:

Common Stock	Preferred Stock
$10 par value	$10 par value
100,000 shares authorized	100,000 shares authorized
600 shares issued and outstanding	No shares issued

NOTE 5 - SEC RULE 15C3-3 EXEMPTION

Fund Investors, Inc.'s transactions are limited to the sale and redemption of registered investment company shares. In addition, the Company promptly transmits all funds received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Accordingly, Fund Investors, Inc. is exempt from the provisions of Rule 15c3-3 as provided in subsections 15c3-3k(1).

NOTE 6 - PENSION PLAN

The Company has a qualified, non-contributory defined contribution profit sharing plan. Contributions to this plan are discretionary and are determined annually by the Board of Directors. Employees are immediately vested in all contributions made on their behalf. The pension expense for the years ended December 31, 2010 and 2009 is $17,457 and $14,731, respectively.

NOTE 7 - INCOME TAXES

The current and deferred income tax provision/(benefit) consists of the following:

	2010	2009
Current Provision		
State	$ ---	$ ---
Federal	---	---
	---	---
Deferred Provision/(Benefit)		
State	118	(147)
Federal	158	(197)
	276	(344)
Total Provision/(Benefit)	$ 276	($ 344)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liability are summarized as follows:

	2010	2009
Tax Assets/(Liabilities)		
Unrealized gains/(losses) on investment securities	($ 898)	($ 622)
Net Deferred Tax Asset/(Liability)	($ 898)	($ 622)

NOTE 8 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no subordinated liabilities at December 31, 2010 and 2009, or any time during the years then ended.

NOTE 9 - DIVIDENDS

There were no dividends paid for the year ended December 31, 2010. The Company's Board of Directors declared and paid dividends of $10,000 for the year ended December 31, 2009.

NOTE 10 - FOCUS REPORT

There are no material differences in net capital as reported on Fund Investors, Inc.'s 2010 Focus Report and the accompanying financial statements.

NOTE 11 - RELATED PARTY TRANSACTIONS

Patrick Long, the sole shareholder of Fund Investors, Inc. is also a shareholder of another non-affiliated corporation. While not affiliated, they are operating under the common paymaster rules. As such, employees common to both corporations are subject to one limit for payroll tax liability calculations. Additionally, the Company has adopted the same pension plan as common paymaster corporation.

All payroll expenses and related costs are paid out of Long, Mulhearn & Criste P.C. Fund Investors, Inc. reimburses the common paymaster corporation for its share of all such costs.

NOTE 12 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). Under this Rule, the Company is required to maintain net capital of not less than $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 for both years ended December 31, 2010 and 2009. The Company's net capital as defined by SEC Rule 15c3-1 was $19,430 and $18,087 in excess of the minimum net capital required for the years ended December 31, 2010 and 2009, respectively. The Company's net capital ratio was .07 to 1 and .12 to 1 for the years ended December 31, 2010 and 2009, respectively.

FUND INVESTORS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2010

1. Total ownership equity		$ 24,366
2. Deduct ownership equity not allowable for net capital		-
3. Total ownership equity qualified for net capital		24,366
4. Add:		
a) Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
b) Other (deductions) or allowable credits		-
5. Total capital and allowable subordinated liabilities		24,366
6. Deductions and/or charges:		
a) Total non-allowable assets	(3,609)	
b) Secured demand note deficiency	-	
c) Commodity futures contracts and spot commodities - proprietary capital charges	-	
d) Other deductions and/or charges	-	(3,609)
7. Other additions and/or allowable credits		-
8. Net capital before haircuts on security positions		20,757
9. Haircuts on securities (computed where applicable, pursuant to 15c3-1 (f)):		
a) Contractual securities commitments		-
b) Subordinated securities borrowing		-
c) Trading and investment securities		1,222
d) Undue concentration		-
e) Other securities		-

FUND INVESTORS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2010

10. Net capital	19,535
11. Minimum net capital required (6-2/3% of total aggregate indebtedness)	90
12. Minimum dollar net capital requirement of reporting broker or dealer	5,000
13. Net capital requirement (greater of line 11 or 12)	5,000
14. Excess net capital	$ 14,535

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Differences between this computation of net capital and the corresponding computation prepared by Fund Investors, Inc. and included in the Company's unaudited Part II FOCUS Report filing as of the same date consisted of the following:

Excess per the Company's Part II (unaudited) FOCUS report	$ 14,430
Allowable expenses - The effect of audit adjustments for current federal and state income tax liability.	105
Excess per this computation	$ 14,535

The Company has not included supplementary schedules under Rule 15c3-3(d) and (e) regarding possession and control requirements and computation of reserve requirements, as such amounts would be zero.

WESSEL & COMPANY
A PROFESSIONAL CORPORATION

215 Main Street
Johnstown, PA 15901
814-536-7864
Fax: 814-535-4332
www.wesselcpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

February 25, 2011

To the Shareholders of
Fund Investors, Inc.
Johnstown, PA

In planning and performing our audit on the financial statements and supplemental schedule of Fund Investors, Inc.(the Company) for the year ended December 31, 2010, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph

and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the use of the shareholders, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Wessel & Company

Wessel & Company
Certified Public Accountants